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                               February 8, 2023

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 10 to
Draft Registration Statement on Form F-4
                                                            Submitted February
03, 2023
                                                            CIK No. 0001899123

       Dear Linghui Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

       Amendment No. 10 to Draft Registration Statement on Form F-4

       Information Related to Bitdeer
       Energy, page 212

   1. We note your response to prior comment 5 and reissue it, in part. In light of the importance of energy to
your operations, please provide detail about the production
                                                        of energy used at your
mining datacenters. For example, discuss whether the power
                                                        suppliers at each of
your datacenters are coal-fired plants or hydroelectric facilities.
       Bitdeer's Directors and Executive Officers, page 215

   2. Update your total compensation paid and benefits in-kind provided to your directors and
 Linghui Kong
Bitdeer Technologies Group
February 8, 2023
Page 2
      executive officers for the year ended December 31, 2022.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 20. Related Party Transactions, page F-58

3. We continue to consider your responses to comment 3 in your letter dated September 6,
      2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.
General

4. We note mention of Genesis Mining and Power Mining Pool on page 80 in your filing.
      Please disclose whether you or Matrixport have any direct or indirect relationship with either company.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameLinghui Kong
                                                           Division of
Corporation Finance
Comapany NameBitdeer Technologies Group
                                                           Office of Technology
February 8, 2023 Page 2
cc:       Will Cai
FirstName LastName